September 6, 2018

Deborah Thomas
Chief Financial Officer
Hasbro, Inc.
1027 Newport Avenue
Pawtucket, Rhode Island 02861

       Re: Hasbro, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Form 10-Q for the Fiscal Quarter Ended July 1, 2018
           File No. 001-06682

Dear Ms. Thomas:

       We have reviewed your August 14, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
August 3, 2018 letter.

Form 10-Q for the Fiscal Quarter Ended July 1, 2018

Financial Statements
Condensed Notes to Consolidated Financial Statements
(9) Pension and Postretirement Benefits, page 1

1. We note your response to our prior comment 1 and the disclosure in the Form 10-Q for the quarter ended July 1, 2018 which indicates that upon settlement of the pension liability, you will reclassify the related pension losses currently recorded to accumulated other comprehensive loss, to the consolidated statements of operations. Please tell us, and revise your disclosure to indicate the estimated amount of net unrealized losses that you expect to recognize upon settlement. You may preface the amount by indicating that the
 Deborah Thomas
Hasbro, Inc.
September 6, 2018
Page 2
         actual amount may differ due to changes in interest rates, pension plan asset returns and other factors.
       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameDeborah Thomas                              Sincerely,
Comapany NameHasbro, Inc.
                                                              Division of
Corporation Finance
September 6, 2018 Page 2                                      Office of
Transportation and Leisure
FirstName LastName